UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
	SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

New World Restaurant Group, Inc.
(Name of Issuer)

Common Stock, $001. Par Value
(Title of Class of Securities)

649271103
     (CUSIP Number)


with a copy to:

Austin W. Marxe				Allen B. Levithan, Esq.
153 East 53rd Street			Lowenstein Sandler PC
New York, New York  10022		65 Livingston Avenue
Roseland, New Jersey  07068
 (973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June   19, 2002
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Cusip No.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Austin W. Marxe *1, 2
David Greenhouse*1, 2



2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]
(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization:	    United States


Number of			7.	Sole Voting Power:	*2
Shares Beneficially	8.	Shared Voting Power:	*2
Owned by
Each Reporting	      9.	Sole Dispositive Power:	*2
Person With			10.	Shared Dispositive Power:	*2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
        *4,740,526*2

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):     21.5%*2

14.	Type of Reporting Person (See Instructions):       IA, IN

*1 This filing amends the Schedule 13D dated February 27, 2002 by Mr. Marxe and Mr. Greenhouse,as well as Special Situations Fund III, L.P. ("SSF III"), MGP Advisers Limited Partnership ("MGP"), Special Situations Private Equity Fund, L.P. ("Private Equity"), MG Advisers, L.L.C. ("MG"), Special Situations Cayman Fund, L.P. ("Cayman"), and AWM Investment Company, Inc. ("AWM"). See footnote 2 below.

*2 This is a joint filing by Mr. Marxe and Mr. Greenhouse. Mr. Marxe and Mr. Greenhouse share voting and dispositive power over the shares of Common Stock and warrants to purchase Common Stock of the Issuer held by Cayman, SSF III and Private Equity and thus beneficially own such shares and warrants. Cayman owns 8,000 shares of Common Stock and 864,779 warrants to purchase Common Stock. SSF owns 181,200 shares of Common Stock and 2,594,249 warrants to purchase Common Stock. Private Equity owns 1,092,298 warrants to purchase Common Stock. See Items 2 and 5 of this Schedule 13D for additional information.



Item 1.	Security and Issuer.

This Schedule relates to the Common Stock and warrants of New World Group, Inc. (the "Issuer"). Each warrant entitles the holder to purchase one share of Common Stock. The Issuer's principal executive offices are located at 246 Industrial Way West, c/o New World Holdings, Eatontown, New Jersey 07724.


Item 2.	Identity and Background.


The persons filing this report are Austin W. Marxe and David M. Greenhouse, and the address of each of them is 153 East 53rd Street, New York, New York 10022. Messrs. Marxe and Greenhouse, through their control of AWM Investment Company, Inc., a Delaware corporation ("AWM"), share voting and dispositive control over the shares of Common Stock and warrants held by Special Situations Cayman Fund, L.P. ("Cayman"). AWM is the general partner of Cayman. Cayman holds 8,000 shares of Common Stock and warrants to purchaser 864,779 shares of Common Stock of the Issuer. Messrs. Marxe and Greenhouse, through their control of MG Advisers Limited Partnership ("MGP"), the sole investment adviser of Special Situations Fund III, L.P.
("SSF III"), hare voting and dispositive control over the Common Stock and warrants held by SSF III. SSF III owns 181,200 shares of Common Stock and 2,594,249 warrants to purchase shares of Common Stock of the Issuer. Messrs. Marxe and Greenhouse, through their control of MG Advisers, L.L.C. ("MG"), share voting and investment control over the shares of Common Stock and warrants held by Special Situations Private Equity Fund, L.P. ("Private Equity", and together with Cayman and SSF III, (the "Funds"). MG is the general partner of Private Equity. Private Equity owns 1,092,298 warrants to purchase Common Stock of the Issuer. The principal business of each Fund is to invest in equity and equity-related securities.


Neither Mr. Marxe or Mr. Greenhouse has ever been convicted in any Criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.


Item 3.	Source and Amount of Funds or Other Consideration.

Each Fund utilized its own available cash assets to purchase the securities referred to in this Schedule.


Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

On or about October 17, 2002, the Funds filed a federal lawsuit against New World Restaurant Group, Inc. (the "Company") and other parties in the United States District Court, Southern District of New York, seeking, among other things, rescission of the Funds' purchase of Series F Preferred Stock and warrants from the Company made in June 2001 (the "Transaction"). In the complaint, the Funds allege, among other claims, that the Company materially breached certain representations set forth in the Transaction's purchase agreement and violated the securities laws as well as common law by committing fraud and other wrongdoing.

Item 5.	Interest in Securities of the Issuer.


Based on the information set forth in the Issuer's most recently filed quarterly report on Form 10-Q, there were issued and outstanding 17,481,394 shares of Common Stock. Cayman holds 8,000 shares of Common Stock and warrants to purchase 864,779 shares of Common Stock. SSF III holds 181,200 shares of Common Stock and warrants to purchase 2,594,249 shares of Common Stock. Private Equity holds 1,092,298 warrants to purchase Common Stock. Austin W. Marxe and David M. Greenhouse share the power to vote and direct the disposition of the shares of Common Stock and warrants held by Cayman, SSF III and Private Equity. Messrs. Marxe and Greenhouse are thus deemed to beneficially own 4,740,526 shares of Common Stock, or 21.5% of the shares of Common Stock outstanding.

During the sixty days preceding June 19, 2002, Messrs. Marxe and Greenhouse engaged in no transactions in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock as dividends. However, on June 19, 2002, the following warrants to purchase Common Stock were issued with respect to the Preferred Stock of the Issuer held by the Funds and beneficially owned by Messrs. Marxe and Greenhouse: (a) to SSF III, 182,701 warrants; (b) to Private Equity, 76,909 warrants; and (c) to Cayman 60,929 warrants.


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Messrs. Marxe and Greenhouse, as owners of a majority of the capital stock or membership interests, as the case may be, of AWM, MG and SST, control each such entity.

Item 7.	Material to be Filed as Exhibits.



Exhibit A - Joint Filing Agreement


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2002



____________________
/s/Austin W. Marxe
Austin W. Marxe



______________________
/s/David W. Greenhouse
David W. Greenhouse



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).































                         Exhibit A to Schedule 13D
                             (Amendment No. 1)

Austin W. Marxe and David M. Greenhouse hereby agree that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of them.

Dated:	November 4, 2002


____________________
/s/Austin W. Marxe
Austin W. Marxe

________________________
/s/David W. Greenhouse
David W. Greenhouse




S5313/39
11/04/02 1291054.01